Advanced Environmental Recycling Technologies
914 N. Jefferson
Springdale, Arkansas 72764

VIA EDGAR

September 22, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:          Advanced Environmental Recycling Technologies, Inc.
Registration Statement on Form S-1
File Number: 333-157201

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Advanced Environmental Recycling Technologies, Inc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, Registration No. 333-157201 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 9, 2009.

The Registrant submits this request for withdrawal as the Registrant has determined not to move forward with this offering and that the passage of time and market factors has made the public offering unattractive. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statement(s).

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Registrant’s counsel, J. Patrick Ryan of Cox Smith Matthews, Inc., by facsimile to (210)-226-8395. If you have any questions with respect to this matter, please contact J.R. Brian Hanna, CFO and Principal Accounting Officer, at 479-203-5011.

Very truly yours,

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC

By: /s/ J.R. Brian Hanna

             J.R. Brian Hanna
            CFO and Principal Accounting Officer

cc: J. Patrick Ryan